Exhibit 99(a)(23)

Efiled: Jan 18 2005 11:36 AM EST
Filing ID 4959984

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY x

AUDREY MOLINARI,	x
	:	C.A. No.
Plaintiff,	:
v.	:
:
NEWS CORPORATION, FOX	:
ENTERTAINMENT GROUP, INC., PETER J.:	:
POWERS, KEITH RUPERT MURDOCH, :	:
LACHLAN KEITH MURDOCH, CHRISTOS M.	:
COTSAKOS, ARTHUR MICHAEL SISKIND,	:
PETER CHERNIN, and DAVID F. DEVOE,	:
:
Defendants.	x

CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges upon information and belief, except as to the allegations that pertain to plaintiff, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the minority holders of Fox Entertainment Group, Inc. Class A common stock (“Fox” or the “Company”), against its directors and its majority shareholder News Corporation (“News Corp.”), arising out of News Corp.’s attempt to acquire 100% of Fox at an unfairly low price unilaterally established by News Corp. and the Murdoch Family which controls News Corp., without full disclosure of all material information, to the detriment of Fox’s minority shareholders, all in breach of defendants’ fiduciary duties. The self-dealing scheme involves two steps: First, News Corp., has made an offer to the public holders of Fox Class A common stock to exchange each share of Fox Class A common stock for 1.90 shares of News Corp. common stock, representing a meager 7.4 percent premium over Fox’s closing price of $31.22 on the New York Stock Exchange on the last trading day prior to the announcement. Second, upon acquisition of 90% of the Fox Class A shares, News Corp. will effect a short-form merger in which the continuing equity interest in Fox of non-tendering public shareholders will be forcibly diluted at the same low conversion ratio utilized in the tender offer (the “Squeeze-Out Transaction”).

2. Defendants believe that they are permitted to pursue their course of unfair dealing with impunity because, in their view, (i) a controlling shareholder of a Delaware corporation does not have a duty to offer a fair price when extending a tender offer for additional shares of the corporation; and (ii) a 90% shareholder of a Delaware corporation is not required to establish the “entire fairness” of a short-form merger accomplished pursuant to Section 253 of the Delaware General Corporation Law. Notwithstanding the foregoing, however, Delaware law does not permit a controlling shareholder to engage in such a two-step squeeze-out transaction on terms that are unfair to the minority shareholders and without disclosure of material information. Even more fundamentally, Delaware law imposes upon directors of Delaware corporations as affirmative fiduciary duty to the corporation and its shareholders to protect and defend their interests in the face of a two-step squeeze-out transaction that the directors believe to be unfair—especially when the transaction is pursued by a controlling shareholder. In pursuing the unlawful plan to force an exchange of Fox common stock for shares in News Corp. for grossly inadequate consideration and without complete disclosure of all material information, News Corp. has violated its fundamental fiduciary duties of loyalty, candor, good faith and fair dealing, aided an abetted by the other defendants in breach of their fiduciary duties.

3. Faced with News Corp.’s low-ball tender offer to acquire complete ownership of Fox, a properly functioning, disinterested and independent Fox Board would take affirmative steps to protect the interests of Fox’s public shareholders and to preclude News Corp. from succeeding in its plan. Instead, to date all that the Fox board has done is appoint a Special Committee made up of purportedly “independent” directors to evaluate the Squeeze-Out Transaction. In fact, however, as more specifically detailed below, the members appointed to the Special Committee are not independent, but are controlled by News Corp., the Murdoch Family and their affiliated business entities, and therefore cannot be expected to evaluate the Squeeze-Out Transaction in an independent and disinterested manner.

4. Furthermore, defendants to date have failed to adequately disclose material information to the minority public shareholders in filings by the Company with the United States Securities and Exchange Commission (“SEC”), including a Form S-4 Registration Statement and Prospectus filed by News Corp. on January 10, 2005 (the “Prospectus”), and a Schedule TO-T, and amendments thereto, also filed by News Corp. on January 10, 2005 (“Tender Offer Documents”)(collectively the Prospectus and the Tender Offer Documents are referred to herein as the “Disclosure Documents”).

5. As Fox’s controlling shareholder, News Corp., together with Keith Rupert Murdoch (“Rupert Murdoch”) and his family (the “Murdoch Family”) who control News Corp., owe a fiduciary duty to Fox’s public shareholders to refrain from using a two-step squeeze-out transaction on terms that are unfair to the public shareholders. Nevertheless, News Corp., Rupert Murdoch and the Murdoch Family have structured and designed the Squeeze-Out Transaction to ensure that Fox’s 82.1% majority shareholder is able to effectuate the Squeeze-Out Transaction on terms preferential to News Corp. and the Murdoch Family by offering an exchange ratio that is grossly unfair to the minority shareholders. In addition, the Disclosure Documents fail to provide Fox’s minority shareholders with material information necessary to make an informed decision with regard to the Transaction.

6. Delaware law does not permit a majority shareholder, which owns less than 90% of the stock of a Delaware corporation, to impose such a process designed to deliver complete ownership of the corporation at an unfair price unilaterally established by the majority shareholder and with inadequate disclosure, without any input or exercise of fiduciary oversight on the part of the directors of the corporation. Without the intervention of the Court, however, that is precisely what will occur in this case.

PARTIES

7. Plaintiff has been the owner of common stock of the Company since prior to the announcement of transaction herein complained of and at all times continuously to date. As of the date of the filing of this action, plaintiff owned approximately 50,000 shares of Fox common stock.

8. Fox is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at 1211 Avenue of the Americas, New York, NY 10036.

9. Defendant News Corp., is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at 1211 Avenue of the Americas, New York, NY 10036. News Corp. is a diversified media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other News Corp., currently owns approximately 82.1% of the equity and

97.0% of the voting power of Fox through its ownership of approximately 59.1% of the outstanding shares of Fox Class A common stock and 100% of the outstanding shares of Fox Class B common stock.

10. Defendant Rupert Murdoch is Chairman and CEO of the Company, and was at all relevant times a director of the Company. Rupert Murdoch is also the Chairman and CEO of News Corp., the Company’s majority and controlling shareholder, and a member of the boards of News America, Inc., News International, PLC, and News Ltd.

11. Defendant Peter Powers (“Powers”) is and was at all relevant times a director of the Company. Powers is also a director, chairman of the remuneration committee and a member of the audit committee of another News Corp. majority owned corporation, NDS Group plc (“NDS”). Moreover, Powers jointly serves on the NDS board with defendants and fellow Fox directors Lachlan Murdoch, David DeVoe (“DeVoe”) and Arthur Siskind (“Siskind”). Powers has been appointed as a member of the Special Committee of the Fox Board of Directors to evaluate the Squeeze-Out Transaction and make recommendations to the shareholders with regard to whether they should lender their shares in the Squeeze-Out Transaction.

12. Defendant Lachlan Keith Murdoch (“Lachlan Murdoch”) is and was at all relevant times a director of the Company. Lachlan Murdoch, the son of Rupert Murdoch, is also currently the Chairman of Fox Television Stations, Inc., a subsidiary of Fox, Chairman of News Ltd., Deputy COO and Executive Director of News Corp., and a director of FOXTEL Management. Lachlan Murdoch also jointly serves as a director of NDS with defendants and fellow directors DeVoe, Siskind and Powers, and Gemstar TV-Guide International Inc.

(“Gemstar”) a company 41% owned by News Corp., where he serves jointly with defendants and fellow directors Rupert Murdoch, De Voe, and Peter Chernin (“Chernin”).

13. Defendant Christos M. Cotsakos (“Cotsakos”) is and was at all relevant times a director of the Company. Cotsakos also jointly served on the boards of directors of E*Trade Group, Inc (“E*Trade”) and Tickets.com with defendant and fellow Fox director Chemin. Cotsakos has been appointed as a member of the Special Committee of the Fox Board of Directors to evaluate the Squeeze-Out Transaction and make recommendations to the shareholders with regard to whether they should tender their shares in the Squeeze-Out Transaction.

14. Defendant Arthur Michael Siskind (“Siskind”) is and was at all relevant times a director of the Company. Siskind is also a Senior Executive Vice President of News America, Inc., a Senior Advisor to News Corp., and General Counsel of News Corp. Siskind also jointly serves as a director of British Sky Broadcasting Group (“Sky”), with defendants and fellow Fox directors Rupert Murdoch and Devoe. Furthermore, Siskind is a director of Murdoch Family controlled NDS and Gemstar.

15. Defendant Peter Chernin (“Chernin”) is and was at all relevant times a director of the Company, as well as the Company’s President and COO. Chernin is also the Chairman and CEO of News America, Inc., the President and COO of News Corp., and Chairman and CEO of Gemstar and DirectTV Group Inc. (“DirectTV”).

16. Defendant David F. DeVoe (“DeVoe”) is and was at all relevant times a director of the Company, as well as the Company’s Senior Executive Vice President and CFO. DeVoc is also a Senior Executive Vice President and CFO of News Corp. and News America, Inc.

17. On January 10, 2005, the Fox Board formed a Special Committee consisting of defendants Cotsakos and Powers “to consider News Corporation’s proposal and make a recommendation to the Fox stockholders regarding the proposal.” The Fox Board, however, did not authorize the Special Committee to negotiate with News Corp. or to implement any measures to prevent News Corp. from achieving the Squeeze-Out Transaction on terms that are not fair to Fox’s public shareholders.

18. The defendants named in paragraphs 10 through 16 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public shareholders of Fox by virtue of their positions as directors and officers of the Company.

19. Defendant New Corp., through its approximate 82% ownership of Fox and its 97% voting control thereof, and majority representation on the Fox board of directors and control of all of the executive offices of Fox, controls the Company. As such, News Corp. is in a fiduciary relationship with plaintiff and the other public shareholders of Fox.

20. Defendants, separately and together, in connection with the Squeeze-Out Transaction, have violated their fiduciary duties owed to plaintiff and the other minority shareholders of Fox, including their duties of loyalty, good faith and fair dealing insofar as they allowed News Corp. to orchestrate the unfair squeeze-out transaction complained of herein. Plaintiff also alleges that defendants placed an artificial lid on the price of Fox stock by withholding the release of Fox’s quarterly results until after the Company announced the Squeeze-Out Transaction at an inadequate exchange ratio. As a result of defendants’ divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Fox common stock in the Squeeze-Out Transaction. Further, plaintiff alleges that defendants have thus far failed to adequately disclose material information to the minority shareholders concerning the Squeeze-Out Transaction.

21. Because defendants have breached their duties of loyalty, good faith, and fair dealing in connection with the Squeeze-Out Transaction, the burden of proving the inherent or entire fairness of the Squeeze-Out Transaction is placed upon defendants as a matter of law.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on plaintiff’s behalf and as a class action on behalf of all other stockholders of the Company (except defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein.

23. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. There are issued and outstanding an aggregate of 426,959,000 shares of common stock of the Company. There are likely hundreds, if not thousands, of record and beneficial holders of Fox common stock.

(b) There are questions of law and fact which are common to the Class, including, inter alia, the following:

(i) whether defendants have breached their fiduciary duties of undivided loyalty and good faith with respect to plaintiff and the other members of the Class in connection with the Squeeze-Out Transaction;

(ii) whether the Individual Defendants and News Corp., in connection with the Squeeze-Out Transaction, are pursuing a course of conduct designed to harm the public shareholders of Fox in violation of the laws of the State of Delaware;

(iii) whether News Corp., as the controlling and dominating shareholder of Fox, has breached and is breaching its fiduciary duties to the Fox’s public shareholders by making an unfair and inadequate offer to dilute dramatically their investment in Fox;

(iv) whether defendants have breached their other fiduciary duties to plaintiff and the other members of the Class in connection with the Squeeze-Out Transaction, including the duties of candor, good faith, honesty and fair dealing; and

(v) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and the Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

BACKGROUND

24. Fox was incorporated in Delaware in 1985 as Twentieth Holdings Corporation. Rupert Murdoch acquired 76% of the voting power of Twentieth Holdings Corporation in accordance with a 1985 FCC order granting approval for Fox’s acquisition of U.S. television stations. In connection with a 1998 reorganization, Twentieth Holdings Corporation changed its name to Fox Entertainment Group, Inc. Following the reorganization, the Company completed a recapitalization and a $2.8 billion initial public offering of 124,800,000 shares of Fox Class A common stock. In connection with these transactions, News Corp. retained an equity interest consisting of 547,500,000 shares of Fox Class B common stock, representing approximately 97.8% of the voting power of Fox at that time.

25. At the time of Fox’s initial public offering, News Corp. operated through a predecessor entity which was a South Australia corporation. The proceeds of the Company’s initial public offering were used to retire certain inter-corporate indebtedness of Fox to News Corp. Thus, the initial public offering was conducted to provide capital to News Corp.

26. In November 2002, Fox conducted a $1.2 billion secondary public offering of 50 million shares of Fox Class A common stock. Once again, the proceeds were used to reduce obligations due to affiliates of News Corp., effectively providing News Corp. with yet more additional capital. Upon consummation of the offering, News Corp.’s voting interest in Fox decreased from 97.8% to 97.0%.

27. Since the secondary offering, Fox has consistently reported strong growth in both revenue and income. For example, on August 13, 2003, Fox announced 4Q:03 consolidated revenues of $2.8 billion, a 15% increase over the $2.4 billion 4Q:02 and full FY03 revenues of $11.0 billion, an increase of 13% over the $9.7 billion reported in FY02. Likewise, Fox announced operating income for 4Q:03 of $505 million, up 59% over the $318 million reported for 4Q:02, and full FY03 operating income of a record $2.1 billion, an increase of $1.7 billion over the $413 million reported in FY02. The Company attributed this record to “robust quarterly and full year growth on the strength of double-digit increases across all operating segments.”

28. Defendant Rupert. Murdoch, commenting on these record results proclaimed:

The dramatic growth we achieved during our fourth quarter was a fitting conclusion to a record-breaking year: record profits at our film, television stations and cable segments; record cash flow from operations; and record ratings and market share growth at our broadcast and cable properties. It was a year in which we made enormous progress, not only financially but strategically — particularly with our pending acquisition of a 34-percent interest in Hughes Electronics and its leading pay-TV platform, DirecTV.

* * *

Overall, we are extremely pleased with the performance of all our businesses during the past year, and we are determined to build on our success in fiscal 2004. Certainly the indications are promising: the exceptionally strong broadcast and cable upfronts; the growing popularity of our television and print products; and the continued health of the advertising market. All of these factors, as well as the momentum we have achieved across our key businesses, give us confidence that fiscal 2004 will be another year of operational excellence and healthy profitability. [Emphasis added].

29. Again on August 11, 2004, Fox reported increases in revenues and net income even greater than the “record” results for FY03, reporting 4Q:04 consolidated revenues of $3.2 billion, a 14% increase over the $2.8 billion in prior year and full FY04 revenues of $12.2 billion, an increase of 11% over the $11.0 billion reported a year ago; and 4Q:04 net income which increased to $323 million ($0.33 per share) as compared to net income of $258 million ($0.29 per share) in the prior year and an increase in full FY04 net income to $1.4 billion ($1.44 per share) compared with $1.0 billion ($1.17 per share) in FY03.

30. Commenting on this strong growth, defendant Rupert Murdoch stated:

Fiscal 2004 was another outstanding year for Fox Entertainment Group, punctuated by fourth quarter operating income before depreciation and amortization growth of 25%. We delivered our second consecutive year of record operating profits on double-digit revenue and operating income before depreciation and amortization gains. Our success was once again achieved across our uniquely balanced collection of assets with record profits generated at our film, television station and cable businesses. It was a year in which we enjoyed the success achieved through expanded distribution of our content, such as our films and television product in home entertainment and our growing ratings and subscribers at our array of cable channels. And it was a year in which we translated market leadership positions into increased advertising revenues, beginning with our broadcast and cable upfronts and including record market share and profits at our station group.

* * *

We are extremely pleased with our progress during the past year not only for the record financial results we delivered but for the strategic direction we continued to follow. Success begets success and we are confident that the momentum we generated in fiscal 2004 positions us to deliver superior returns in the year ahead. [Emphasis added].

THE SQUEEZE-OUT TRANSACTION

31. In November 2004, John Malone, Chairman and CEO of Liberty Media Corp., announced a plan to increase its holdings in News Corp. from 9% to 17%, News Corp., pursuant to the direction of Rupert Murdoch quickly adopted a shareholder rights plan, commonly known as a “poison pill”, to counter any possible hostile takeover by Liberty Media. The defense strategy essentially would allow the Murdoch family and other shareholders besides Malone to acquire News Corp. stock at half-price in the event that a shareholder other than the Murdochs acquires 15 percent or more of the company’s voting stock. Nevertheless, Liberty Media has continued to increase its holdings in News Corp., and as of the filing of this complaint holds an approximately 18% voting stake in News Corp.

32. At about the same time, on November 12, 2004, News Corp. consummated a reorganization, whereby News Corp. became the parent company of its predecessor entity, News Holdings Limited (formerly known as The News Corporation Limited, or TNCL). As a result of the Reorganization, the ultimate parent corporation in the News Corporation group is now a U.S. domiciled corporation which trades on the New York Stock Exchange.

33. Shortly after completion of the reorganization, News Corp. began planning the Squeeze-Out Transaction, whereby it could capture the publicly owned shares of Fox for a bargain price.

34. On January 10, 2005, News Corp. announced in a press release that it had made an offer to acquire all of the outstanding shares of the Company that it did not already own in an exchange of News Corp. shares for Fox shares. Pursuant to the Squeeze-Out Transaction, valued at approximately $6 billion, holders of Fox Class A shares will receive 1.90 shares of News Corp. Class A shares, representing a meager 7.4 percent premium over Fox’s closing price of $31.22 on the New York Stock Exchange the last trading day prior to the announcement.

35. Also on January 10, 2005, the Fox Board formed a Special Committee consisting of defendants Cotsakos and Powers “to consider News Corporation’s proposal and make a recommendation to the Fox stockholders regarding the proposal.” The Special Committee was authorized to hire its own independent legal and financial advisors. The Fox Board, however, did not authorize the Special Committee to negotiate with News Corp. or to implement any measures to prevent News Corp. from achieving the Squeeze-Out Transaction on terms that are not fair to Fox’s public shareholders.

36. Noticeably absent from any news articles or press releases concerning the Squeeze-Out Transaction was any comment from a representative of Fox. During a conference call with analysts on January 10, 2005, however, defendant DeVoe, Fox’s CFO, when asked about the conversion ratio in the Squeeze-Out Transaction, tellingly stated that the multiple represented simply a “value” for Fox shareholders.

37. The Squeeze-Out Transaction has been interpreted as a means whereby the Murdoch family will avoid a hostile takeover battle with Malone and Liberty Media, and in fact represents a defensive measure by Rupert Murdoch for News Corp. without the need to resort to implementation of the “poison pill” provisions enacted in November 2004. For example, Fulcrum Global analyst Richard Greenfield has stated that the acquisition of 100% of Fox may make it easier to offer some Fox assets to Liberty, in exchange for some of Liberty’s News Corp. voting shares.

38. In any event, the Squeeze-Out Transaction actually represents a substantial discount to Fox’s minority shareholders based on the intrinsic value of the Company and its future growth outlook, and is designed to take advantage of Fox’s current trading price without payment of any reasonable premium for the actual value of its assets or its future business prospects.

39. An assessment of the reasonable value of Fox’s assets and its future business prospects would lead to a conversion ratio that would result in payment of a price between $37 and $40 per share. For example, the conversion ratio in the Squeeze-Out Transaction implies an

EV/OIBDA of 10.6 times analysts’ projections for 2005 operating income, which is a noticeable discount relative to comparables Disney and Viacom, which are currently 12.3 times and 11.3 times their 2005 expected operating income, respectively.

40. Accordingly, the consideration in the Squeeze-Out Transaction is not an industry standard premium at all, nor is it in the best interests of Fox’s minority stockholders. To the contrary, the consideration in the Squeeze-Out Transaction is inadequate, unfair, and clearly does not represent the true value of the Company.

41. News Corp. has timed the Squeeze-Out Transaction to capture for itself and the Murdoch Family Fox’s future potential without paying an adequate or fair price to the Company’s minority shareholders, to place an artificial lid on the market price of Fox stock so that the market would not reflect the Company’s potential, thereby purporting to justify an unreasonably low price, and to serve as a defensive measure to thwart any possible hostile takeover by Liberty Media, thereby protecting the Murdoch family’s control.

42. As noted above, Fox has seen remarkable growth in recent years, which has continued into the present fiscal year, which is not properly valued in the Proposed Transaction. This growth in revenues continued in FY:05 as the Company announced in a press release accompanying a Form 8-K filed with the SEC on November 3, 2004 its First Quarter financial results:

[F]irst quarter consolidated revenues of $2.9 billion, a 5% increase over the $2.8 billion in prior year and operating income before depreciation and amortization(1) of $744 million, up 9% over the $684 million reported a year ago. The year-on-year operating growth was driven primarily by double-digit increases at the Cable Network Programming and Television Broadcast Network segments. [Emphasis added].

43. Commenting on the results, Chairman and CEO Rupert Murdoch boasted:

We are extremely pleased with the revenue and operating income before depreciation and amortization growth we delivered during our first quarter —a continuation of the record results we achieved in fiscal 2004. Double-digit earnings gains at our cable and television broadcast network segments, as well as strong profits from filmed entertainment underscore the sustained financial strength across our diverse and balanced collection of assets. At the same time, DIRECTV is quickly establishing itself as another growth engine, positioning this key asset for substantial earnings generation in the years ahead. The potential of our asset base, and the profit growth we are poised to deliver, puts us in a great position to deliver strong returns for our shareholders. [Emphasis added].

44. In contrast, News Corp.’s financial position and growth has remained relatively stagnant over recent years. According to News Corp.’s public filings with the SEC, News Corp.’s revenues and assets have only grown marginally over the past few years.

45. Furthermore, News Corp. has access to internal financial information about the Company, its true value, expected increase in true value and the benefits of 100% ownership of Fox to which plaintiff and the Class members are not privy. News Corp. is using such inside information to benefit itself and its partners in this transaction, to the detriment of the Fox minority stockholders.

THE TENDER OFFER PROCESS IS UNFAIR AND COERCIVE

46. News Corp., the Murdoch Family, and the Individual Defendants all have clear and material conflicts of interest in the Squeeze-Out Transaction as News Corp. is the majority shareholder of the Company, and thereby dominates, controls, and/or has the power to influence the entire Board of Fox as well as the Company’s proxy machinery. News Corp. is acting to better its own interests at the expense of Fox’s minority shareholders. It is in a position to dictate the terms of the Squeeze-Out Transaction, and the remaining directors of the Company are beholden to News Corp. and the Murdoch Family for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company’s minority shareholders with impartiality and vigor.

47. The Squeeze-out Transaction is without a single procedural safeguard designed to protect the public shareholders of Fox and to ensure the entire fairness of the transaction. Specifically, while the Fox board of directors has appointed a purportedly “independent” Special Committee to evaluate the Squeeze-Out Transaction, composed of defendants Powers and Cotsakos, in fact this Special Committee is anything but independent. As set forth above, defendants Powers has been appointed by Rupert Murdoch and News Corp to the board of directors of other Murdoch Family controlled businesses such as NDS, where he serves jointly with defendants DeVoe, Lachlan Murdoch and Siskind, all News Corp. officers and executives. Plaintiff is informed and believes that News Corp., as the majority shareholder of NDS, through its late of NDS directors appointed Powers to this position in 2000 to purportedly act as one of NDS’s “independent” directors. Likewise, defendant Cotsakos has served on two boards - E*Trade and Tickets.com — with fellow defendant and News Corp. President and COO Chernin. Furthermore, each of these directors was nominated to their positions by Rupert Murdoch acting in his capacity as chairman of the Fox Nominating Committee and was elected by News Corp. in exercise of its voting control of Fox. Thus, each of the purportedly “independent” directors on the Special Committee suffers from debilitating conflicts of interest due to his affiliation with and allegiance to the Murdoch Family and News Corp. as the controlling and dominating shareholder of Fox. Therefore, their appointment to this Special Committee represents nothing more than window dressing.

48. Because of News Corp., Rupert Murdoch and the Murdoch Family’s domination and control of the Fox Board and the Special Committee, its members could not act independently of News Corp. in making a recommendation with respect to the Squeeze-Out

Transaction, nor could they be expected to act independently of News Corp. in determining whether to engage in actions designed to protect Fox’s public shareholders from unfair terms.

49. Moreover, the structure of the Squeeze-Out Transaction is inevitably coercive. As News Corp. has announced, if the first step exchange offer of the Squeeze-Out Transaction is successful, News Corp. intends to grossly dilute the equity interests of those shareholders who do not exchange their shares in the second step, short-form merger piece of the Squeeze-Out Transaction at the same inadequate conversion ratio.

50. Fox’s minority shareholders are faced with a “prisoner’s dilemma,” which will have the effect of forcing them to tender into the inadequate offer, not based on the merits of the transaction but in order to avoid a worse fate. Specifically, Fox’s minority shareholders - who are geographically dispersed, unable to communicate with each other effectively and without the ability to bind (or even influence) their peers - will elect to receive some premium to market rather than risk none. They will, likewise, elect to receive consideration sooner, through the front-end tender, rather than later, through the second-step merger, because the time value of money discounts the value of such consideration.

51. Additionally, News Corp. has wrongfully imposed risks upon stockholders who decline to tender into the first-step tender offer. These risks would not exist if News Corp. had simply proposed a merger with Fox, in which all stockholders of Fox would receive the same consideration at the same time. Nor would these risks exist if the Fox Board would act as required by their fiduciary duties and prevent News Corp. from pursuing the Squeeze-Out Transaction. In such circumstances, News Corp. would be forced to negotiate, at arm’s length, with the Fox Board. In addition, News Corp. would be required to accept the risk that an uncoerced stockholder body could reject News Corp.’s merger proposal.

52. The practical reality of the situation is now clear that News Corp. and the Murdoch family have no intention of permitting Fox to remain an independent corporation with substantial public ownership. If the Squeeze-Out Transaction were to fail, News Corp. and the Murdoch family will develop an alternative transaction to acquire Fox. Faced with the knowledge that Fox’s controlling stockholder has decided that the days of Fox’s continued public ownership are numbered, most rational investors will accede to the Squeeze-Out Transaction in recognition of the fact that it will be more costly to fight News Corp. than to accede.

53. Simply put, the Squeeze-Out Transaction is in furtherance of a wrongful plan by News Corp. and the Murdoch Family, which, if not enjoined, will result in the gross dilution of the investment of the public stockholders of Fox in a transaction that is inherently unfair to them and that is the product of defendants’ conflict of interest and breach of fiduciary duties, as described herein. Moreover, News Corp. has violated its duty of fair dealing by manipulating the timing of the transaction to benefit News Corp. and its shareholders at the expense of plaintiff and the Class.

54. News Corp., with the acquiescence of the directors of Fox, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

55. Unless enjoined by this Court, the Individual Defendants and News Corp. will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Squeeze-Out Transaction to the irreparable harm of plaintiff and the Class.

56. Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the Class representative;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Squeeze-Out Transaction;

C. To the extent the Squeeze-Out Transaction is consummated, rescinding it or awarding rescissory damages to the Class;

D. Directing defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.

By:	/s/ CANNELLA P. KEENER
Cannella P. Keener (DBSA No. 2810) 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433

Attorneys for Plaintiff

Of Counsel:

FARUQI & FARUQI, LLP

320 East 39th Street

New York, New York 10016

Tel: (212) 983-9330

Fax: (212) 983-9331

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